October 18, 2007
Via Edgar

United States Securities and Exchange Commission
100 F Street, N.E. Mail Stop 6010
Washington, DC 20549

Attention:	Mark Kronforst, Accounting Branch Chief
Marc Thomas
Re:	Cintel Corp.
Form 8-K filed October 11, 2007
File No. 333-100046

Ladies and Gentlemen:

This letter addresses the comments of the reviewing Staff of the Securities and Exchange Commission on Item 4.01 of Form 8-K filed by Cintel Corp. on October 11, 2007. This letter shall constitute a full and complete response to the Staff’s comments.

Form 8-K Filed October 11, 2007
General

1.
Amend the Form 8-K to specifically address whether, during the registrant’s two most recent fiscal years and the subsequent interim period through October 5, 2007, the new accountant was consulted on any matters identified within Items 304(a)(2)(i) and (ii) of Regulation S-B.

Response:
The Company has revised the Form 8-K in accordance with the Staff’s comment.

We are attaching herewith a letter from the Company which includes the acknowledgements requested in your comment letter.

Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Very truly yours,

/s/Marcelle S. Balcombe
Marcelle S. Balcombe

61 BROADWAY NEW YORK, NEW YORK 10006
T 212-930-9700 F 212-930-9725 www.srff.com

CINTEL CORP.
9900 Corporate Campus Drive
Louisville, KY 40223
(502) 657-6077

October 18, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Cintel Corp.
Form 8-K filed October 11, 2007
File No. 333-100046

Ladies and Gentlemen:

The undersigned being the Chief Executive Officer of Cintel Corp. (the “Company”) hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff’s comments or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Sang Don Kim
Chief Executive Officer